Exhibit 99.1

SEC Number	A20000-2674
File Number
eTELECARE GLOBAL SOLUTIONS, INC.

(Company’s Full Name)
31st Floor CyberOne Building, Eastwood City Cyberpark
Libis, Quezon City

(Company’s Address)
916-5670

(Telephone Number)
December 31

(Fiscal Year Ending)
(month & day)
SEC Form 20-IS Pursuant to Section 20
of the Securities Regulation Code

Form Type

Amendment Designation (if applicable)

Period Ended Date
N/A

(Secondary License Type and File Number)

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 20-IS
INFORMATION STATEMENT PURSUANT TO SECTION 20
OF THE SECURITIES REGULATION CODE
Check the appropriate box:
               ☐ Preliminary Information Statement
               ☑ Definitive Information Statement
Name of Company as specified in its charter eTELECARE GLOBAL SOLUTIONS, INC.
Philippines
Province, country or other jurisdiction of incorporation or organization
SEC Identification Number A200002674
BIR Tax Identification Code 205-366-921-000
31st Floor CyberOne Building, Eastwood City Cyberpark, Libis, Quezon City
Address of principal office
Postal Code 1110
Company’s telephone number, including area code (63) 2 916-5670
April 28, 2009; 9:00 AM; 12/F PBCom Building, Ayala Avenue, Makati City
Date, time and place of the meeting of security holders
Approximate date on which the Information Statement is first to be sent or given to security holders: April 2, 2009
Proxies are being solicited by the Company
Securities registered pursuant to Sections 8 and 12 of the Code:

Number of Shares of Common Stock
Title of Each Class	Outstanding and Amount of Debt Outstanding

Common Shares	29,666,239 common shares as of 30 March 2009 (including common shares underlying American Depositary Shares (“ADS”))
Are any or all of the Company’s securities listed in a Stock Exchange?
     Yes ☑               No ☐
If yes, disclose the name of such Stock Exchange and the class of securities listed therein:
Common Shares of the Company are listed on the Philippine Stock Exchange.

eTELECARE GLOBAL SOLUTIONS, INC.
INFORMATION STATEMENT
PART 1
A. GENERAL INFORMATION
DATE, TIME AND PLACE OF MEETING OF SECURITY HOLDERS

Date	:	April 28, 2009
Time	:	9:00 AM
Place	:	12/F PBCom Building, Ayala Avenue, Makati City
Address of Principal Office of the Company	:	31st Floor, CyberOne Building, Eastwood City Cyberpark Libis, Quezon City
APPROXIMATE DATE ON WHICH THE INFORMATION STATEMENT IS FIRST TO BE SENT OR GIVEN TO SECURITY HOLDERS
     April 2, 2009
DISSENTERS’ RIGHT OF APPRAISAL
The matters to be acted upon at the special meeting of the stockholders include the following:
(1)	The proposed amendment to Article SEVENTH of the Amended Articles of Incorporation to increase the par value of the shares of stock of the Company and correspondingly reduce the number of authorized and, consequently, issued and outstanding, shares of the Company, and to provide that the Company shall not issue fractional shares;

(2)	proposed merger of the Company with EGS Acquisition Corp. with the Company as the surviving entity.
The foregoing are matters in respect of which a dissenting stockholder may exercise his appraisal right under Section 81 of the Corporation Code which provides that any stockholder of the Company shall have the right to dissent and demand payment of the fair value of his shares only in the following instances:
(1)	In case any amendment to the articles of incorporation has the effect of changing or restricting the rights of any stockholder or class of shares, or of authorizing preferences in any respect superior to those outstanding shares of any class, or of extending or shortening the term of corporate existence;

(2)	In case of sale, lease, exchange, transfer, mortgage, pledge or other disposition of all or substantially all of the corporate property and assets;

(3)	In case of merger or consolidation; and

(4)	In case of investments in another corporation, business or purpose.

The appraisal right, when available, may be exercised by any stockholder who shall have voted against the proposed corporate action, by making a written demand on the Company within thirty (30) days after the date on which the vote was taken, for payment of the fair value of his shares; Provided, That failure to make the demand within such period shall be deemed a waiver of the appraisal right. A stockholder must have voted against the proposed corporate action in order to avail himself of the appraisal right. If the proposed corporate action is implemented or effected, the Company shall pay to such stockholder upon surrender of his certificate(s) of stock representing his shares, the fair value thereof as of the day prior to the date on which the vote was taken, excluding any appreciation or depreciation in anticipation of such corporate action.
If within a period of sixty (60) days from the date the corporate action was approved by the stockholders, the withdrawing stockholder and the Company cannot agree on the fair value of the shares, it shall be determined and appraised by three (3) disinterested persons, one of whom shall be named by the stockholder, another by the Company and the third by the two thus chosen. The findings of the majority of appraisers shall be final, and their award shall be paid by the Company within thirty (30) days after such award is made: Provided, that no payment shall be made to any dissenting stockholder unless the Company has unrestricted retained earnings in its books to cover such payment; and Provided, Further, That upon payment by the Company of the agreed or awarded price, the stockholder shall forthwith transfer his shares to the Company. The costs and expenses of appraisal shall be borne by the Company, unless the fair value ascertained by the appraisers is less than or approximately the same as the prices which the Company may have offered to pay the stockholder, in which case said costs and expenses shall be borne by the stockholder.
INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
There is no substantial interest, direct or indirect, by security holdings or otherwise, of each of the following persons in any matter to be acted upon: each person who has been a director or executive officer of the Company at any time since the beginning of the last fiscal year, and each associate of any such person. However, four (4) directors of the Company, namely, Mr. Alfredo Ayala, Mr. Robert Davis Noell, Ms. Julie Richardson and Ms. Ginaflor Oris are also directors of EGS Acquisition Corp., the corporation that is proposed to be merged with the Company.
The Company has not been informed in writing by any director that he or she intends to oppose any action to be taken by the Company at the meeting.
B. CONTROL AND COMPENSATION INFORMATION
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
a)	The number of shares outstanding as of March 30, 2009 and entitled to be voted in the stockholders’ meeting is 29,666,239 common shares. Each share is entitled to one vote.

b)	The record date for the purpose of determining the stockholders entitled to vote is March 30, 2009.

c)	Security ownership of certain record and beneficial owners and management
(1)	Security ownership of record and beneficial owners of more than 5% of the Company’s securities as of March 30, 2009:

		Name of
		Beneficial
	Name, Address of	Owner and
	Record Owner and	Relationship
Title of	Relationship with	with the		Number of
Class	Issuer	Record Owner	Citizenship	Shares Held	Percent

Common	EGS Acquisition Corp.	Record owner is beneficial owner	Philippine corporation	18,898,255	63.7029%

	33rd Floor Tower One, Ayala Triangle, Ayala Avenue, Makati City

	10%+ shareholder

Common	PCD Nominee Corp.*	EGS Acquisition Corp.	Philippine corporation	10,387,391	35.0142%

	37th Floor Enterprise Building Ayala Avenue Makati City

	10%+ shareholder

*	PCD Nominee Corporation is the registered owner of shares beneficially owned, or held for the account of clients who are beneficial owners, by the participants in the Philippine Depository and Trust Corporation, a private company organized to implement an automated book entry system of handling securities transactions in the Philippines. Of the common shares registered in the name of PCD Nominee Corporation, 10,387,391 common shares are beneficially owned by EGS Acquisition Corp.
EGS Acquisition Corp. has designated any of Mr. Alfredo Ayala, Mr. Robert Davis Noell, Ms. Julie Richardson, Ms. Ginaflor Oris and Mr. Thura Ko as proxy to represent it and vote the shares registered in its name in this special meeting of shareholders.

(2)	Security ownership of management as of March 30, 2009:

Title of	Name of	Amount and Nature of
Class	Beneficial Owner	Beneficial Ownership		Citizenship	Percent
Common	Alfredo I. Ayala		Held
	Chairman	2	as nominee	Filipino	0.0000%
Common	John R. Harris
	President and CEO	1	Held as nominee	American	0.0000%
Common	Robert Davis Noell		Held
	Director	2	as nominee	American	0.0000%
Common	Julie Richardson		Held
	Director	1	as nominee	American	0.0000%
Common	Ginaflor Oris		Held
	Director	1	as nominee	Filipino	0.0000%
Common	Richard N. Hamlin		Held
	Director	1	as nominee	American	0.0000%
Common	Jaime G. del Rosario		Held as
	Director	2	Nominee	Filipino	0.0000%
	Matthew T. Gibbs II
—	Chief Financial Officer	Nil	NA	American	NA
—	Gemma M. Santos
	Corporate Secretary	Nil	NA	Filipino	NA
The Company is not aware of any person holding more than 5% of the Company’s securities under a voting trust arrangement or similar arrangement.
c)	Change in Control
On December 18, 2008, EGS Acquisition Corp., a Philippine corporation jointly owned by affiliates of Providence Equity Partners, Inc. and Ayala Corporation, completed the acquisition of a total of 18,898,255 common shares and 10,387,391 ADS or 98.7171% of the outstanding capital stock of the Company pursuant to a public tender offer conducted in accordance with Section 19 of the Securities Regulation Code, the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, and thereby acquired control of the Company. The consideration for said acquisition of commons shares and ADSs amounted to US$263.6 million and was financed through a combination of equity and debt (please see Audited Financial Statement of EGS Acquisition Corp. as of and for the year ended December 31, 2008 which is attached hereto as Annex “B”, for further details).
C. MODIFICATION OF SECURITIES
The Company proposes to increase the par value of the shares of its capital stock from Php2.00 to PhP812,500.00 per share and correspondingly reduce the authorized shares of its capital stock from 65,000,000 to 160, through the amendment of the first paragraph of Article SEVENTH of its Amended Articles of Incorporation to provide that the authorized capital stock of the Company is One Hundred Thirty Million Pesos (Php130,000,000) divided into One Hundred and Sixty (160) common shares with par value of Eight Hundred Twelve Thousand Five Hundred Pesos (PhP812,500.00) per share. The reduction in the authorized shares of the capital stock of the Company will result in a corresponding reduction in the issued and outstanding shares of the capital stock of the Company.
In addition, a new third paragraph will be added to Article SEVENTH of the Amended Articles of Incorporation, which will read as follows:
The Corporation shall not issue fractional shares. Fractional shares resulting from any increase or decrease in par value or any corporate action shall be cancelled and paid for in cash based on an amount to be determined by the Board of Directors.
Except for the increase in par value from Two Pesos (Php2.00) to Eight Hundred Twelve Thousand Five Hundred Pesos (PhP812,500.00) per share and the non-issuance of fractional shares, there will be no change in the terms and features of the common shares of stock of the Company nor in the rights of the existing holders of said shares, resulting from the aforementioned modification. Upon the effectivity of the abovedescribed amendment to the Amended Articles of Incorporation of the Company (which shall be the date of approval of said amendment by the Securities and Exchange Commission (“SEC”)), every Four Hundred Six Thousand Two Hundred Fifty (406,250) outstanding common shares of the capital stock of the Company shall be converted and reconstituted into one common share of the capital stock of the Company. Any resulting fractional share shall be cancelled and the shareholder otherwise entitled to the same fractional share shall be given a cash payment by the Company in an amount equivalent to USD9.00 multiplied by the total number of shares held by the relevant shareholder prior to the effectivity of the aforementioned amendment without interest thereon and less any taxes or costs that may be required to be deducted or withheld therefrom in accordance with applicable law or regulation.
The increase in par value and reduction in number of shares is being effected to simplify the shareholding structure of the Company, to improve efficiency in operations, maximize productive use of properties and resources and avoid unnecessary administrative costs.
The aforementioned increase in par value and reduction in number of shares will not necessitate any application for listing or registration with any stock exchange.
Tax Treatment of Cash Payment for Fractional Shares
Any gain realized by those shareholders (described below) on receipt of cash in lieu of fractional shares, consisting of the excess of the amount received in lieu of the fractional shares (being USD9.00 per share based on the number of shares held prior to the effectivity of the abovedescribed amendment) over the cost basis of the holder in those shares, shall be subject to Philippine income tax. This means that the gain will be included in the gross income of the shareholder, and the tax base will either be (a) the gross amount of the gain or (b) such gross amount of the gain less allowable deductions depending on the tax status of the shareholder, and the applicable tax rate in each case will be as follows: (i) if the shareholder is a domestic corporation or a resident foreign corporation, 30% of taxable net income; or (ii) if the shareholder is a Filipino citizen or resident alien or nonresident alien engaged in trade or business in the Philippines, up to 32% of taxable net income.
Shareholders who are (i) domestic corporations, or (ii) resident foreign corporations, or (iii) Filipino citizens, or (iv) resident aliens, or (v) non-resident alien engaged in trade or business in the Philippines, shall be responsible for the inclusion in their gross income of any gain that may be realized by them on receipt of cash in lieu of fractional shares, and for the calculation and payment of any tax that may be due on their resulting taxable net income, and the Company shall have no obligation in respect of said tax payment.
Shareholders that are not domestic corporations, resident foreign corporations, Filipino citizens or resident or non-resident aliens engaged in trade or business in the Philippines, will be subject to withholding tax as follows: (i) if the shareholder is a nonresident alien not engaged in trade or business in the Philippines, 25% of the USD9.00 per share multiplied by the number of shares held prior to the effectivity of the abovedescribed amendment (or “gross amount”), unless applicable treaty relief is secured, and (ii) if the shareholder is a nonresident foreign corporation, 30% of the USD9.00 per share multiplied by the number of shares held prior to the effectivity of the abovedescribed amendment (or “gross amount”), unless applicable treaty relief is secured. The Company, which is constituted by law as the withholding agent will not assume any cost basis of these shareholders in the fractional shares and shall effect the withholding on the basis of the “gross amount” specified in (i) and (ii) above unless a treaty relief application duly filed with the International Tax Affairs Division of the Bureau of Internal Revenue or acceptable evidence of the cost basis of the shareholder in the fractional shares is presented to the Company at least fifteen (15) days prior to the payment. The amount withheld by the Company shall be remitted to the Philippine Bureau of Internal Revenue, pursuant to Section 57 of the National Internal Revenue Code of the Philippines, as amended. Accordingly, the amount to be received by any such shareholder shall be net of the applicable tax.
Shareholders are advised to consult their own tax advisors concerning the tax consequences of, and the tax reporting and payment obligations arising from, their receipt from the Company of cash payment in lieu of fractional shares.
D. FINANCIAL AND OTHER INFORMATION
The audited consolidated financial statements of the Company and its subsidiaries as of and for the year ended December 31, 2008 prepared by SyCip Gorres Velayo & Co. (SGV) are incorporated in the Annual Report, SEC Form 17-A, which is attached hereto as Annex “A”.
The Management’s Discussion and Analysis and Plan of Operation of the Company is incorporated in Annex “A” hereof.
SGV is expected to be present during the special stockholders’ meeting on April 28, 2009, and will have the opportunity to make a statement if they desire to do so and are expected to respond to appropriate questions.

Since the incorporation of the Company, there was no instance where the Company’s public accountants resigned or indicated that they decline to stand for re-election or were dismissed nor was there any instance where the Company had any disagreement with its public accountants on any accounting or financial disclosure issue.
Audit and Audit-Related Fees
The Company’s audit and audit-related fees for the last two fiscal years are as indicated in the table below:
(Amounts in Thousand US Dollars)

	2007	2008

Audit and Audit Related Fees
Professional fees related to the audit of the Company’s annual financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings	$506	$792
Reviews of quarterly financial statements and SEC registration statements	446	97

Tax Fees

Tax advisory services, transfer pricing, tax compliance, PEZA assistance and tax due diligence	707	352

Total	$1,659	$1,241

The Audit Committee of the Board of Directors has the sole authority to engage the external auditor, to approve all audit and permissible non-audit engagements, and to determine the fees to be paid therefor. In its review and evaluation, the Audit Committee takes into account the opinions of Management and the Company’s Internal Audit personnel.
E. MERGERS, CONSOLIDATIONS, ACQUISITIONS AND SIMILAR MATTERS
On December 18, 2008, EGS Acquisition Corp. (“EGS”), a Philippine corporation jointly owned by affiliates of Providence Equity Partners, Inc. and Ayala Corporation, completed the acquisition of a total of 18,898,255 common shares and 10,387,391 ADS or 98.7171% of the outstanding capital stock of the Company pursuant to a public tender offer conducted in accordance with Section 19 of the Securities Regulation Code, the United States Securities Exchange Act of 1934 and the rules and regulations thereunder.
On March 16, 2009, the respective Boards of Directors of the Company and EGS approved the merger of the two corporations in accordance with the provisions of the Corporation Code of the Philippines, with the Company as the surviving corporation.
EGS was incorporated under the laws of the Republic of the Philippines on November 26, 2008. Its principal office is at the 33rd Floor Tower One, Ayala Triangle, Ayala Avenue, Makati City, with telephone number 752-5438. Its primary purpose is to acquire and hold, sell, assign, transfer, exchange, lease, let, develop, mortgage, pledge, traffic, deal in and with and otherwise operate, enjoy and dispose of, any and all properties of every kind and description.
Under the proposed Plan of Merger, the Company and EGS shall be merged in accordance with Title IX of the Corporation Code of the Philippines. The merger shall be effective on the fifth business day following the issuance by the SEC of a Certificate of Merger pursuant to Sections 76 and 79 of the Corporation Code of the Philippines (the “Merger Effective Date”).
Upon the Merger Effective Date:
(a)	EGS shall be merged with and into the Company, the surviving corporation. The name of the surviving corporation shall remain as “eTelecare Global Solutions, Inc.”

(b)	The separate existence of EGS shall cease.

(c)	The identity, existence, purposes, licenses, powers, rights and immunities of the Company shall continue unaffected and unimpaired by the Merger. The Company shall continue to possess all the rights, privileges, licenses, immunities and powers and be subject to all the duties and liabilities of a corporation organized under the Corporation Code of the Philippines (Batas Pambansa Blg. 68). The Articles of Incorporation and Bylaws of the Company shall continue in full force and effect, as amended by increasing the par value of the shares and correspondingly decreasing the number of shares and providing for the non-issuance of fractional shares. The Board of Directors of the Company shall remain seven (7). The incumbent directors and officers of the Company shall continue to be the directors and officers of the surviving corporation for the balance of their unexpired term until and unless a reorganization of the Board of Directors and/or officers of the surviving corporation is undertaken subsequent to the Merger Effective Date.

(d)	The Company thereupon and thereafter shall possess all the rights, privileges, permits, registrations, and immunities and franchises of EGS; and all of its businesses, properties, claims, assets (including goodwill and tradename), and all receivables due on whatever account and all and every other interest of, or belonging to, or due to EGS appearing on the audited financial statements of EGS as of and for the year ended December 31, 2008, as well as all other assets which EGS may acquire until and as of the Merger Effective Date, shall be taken and deemed to be transferred to and vested in the Company without further act and deed, by operation of law pursuant to Section 80(4) of the Corporation Code, unless by express requirement of law or of a government agency, any separate or specific deed of conveyance to legally effect the transfer or assignment of any kind of property or assets is required, in which case such document or deed shall be executed accordingly.

(e)	The Company shall be responsible and liable for all the liabilities and obligations, whether actual or contingent, including but not limited to obligations as employer, of EGS, in the same manner as if the Company had itself incurred such liabilities or obligations; and any claim, action or proceeding pending by or against EGS shall be prosecuted by or against the Company. Neither the rights of the creditors nor any lien upon the property of EGS shall be impaired by the Merger; provided, however, that the Company shall have the right to exercise all of the defenses, rights, privileges, and set-offs and counterclaims of every kind and nature which EGS may have under the premises.
(f)	The conversion ratio of the issued shares of stock of EGS into the Company’s shares of stock shall be 1:0.000008842. No fractional shares shall be issued. As a result of this conversion ratio, the Company shall issue to the stockholders of EGS, and the stockholders of EGS shall receive, an aggregate of 88 shares with a total par value of Seventy-one Million Five Hundred Thousand Pesos (P71,500,000), all of which shall be sourced from the Company’s unissued capital stock. The excess of the net assets of EGS over such par value shall be treated as additional paid-in capital in the books of the Company. The EGS shares shall be automatically canceled.

(g)	On the Merger Effective Date, the certificates, properly endorsed, representing the EGS shares of stock to be converted into Company shares, shall be delivered to the Corporate Secretary of the Company. Thereafter, each holder of a certificate or certificates representing shares of the capital stock of EGS shall, upon surrender of such certificate or certificates to the Corporate Secretary of the Company, be entitled to receive in exchange therefor, a certificate or certificates representing the number of shares of stock of the Company into which the shares theretofore represented by the certificate or certificates so surrendered shall have been converted as provided in paragraph (f) above.
The respective Boards of Directors of the Company and EGS believe it to be in the best interest of both corporations to merge into a single corporation in order to streamline the shareholding structure, increase efficiency of operations, maximize productive use of properties and resources and thereby avoid unnecessary administrative costs.
As of record date, there are no dividends in arrears or defaults in principal or interest in respect of the securities of the Company and EGS.

The Company and EGS
(Amounts in Thousand US Dollars, Except Per Share Amounts)

	The Company		EGS
	2007	2008	2007	2008
Net sales/operating revenue	$259,942	$299,271	N.A.	$4
Income/(Loss) from continuing operation	$22,706	($8,863)	N.A.	($452)
Long term obligations and redeemable preferred stock	nil	nil	N.A.	$89,827
Book value per share	$4.59	$4.56	N.A.	$19.69
Cash dividends declared per share	nil	nil	N.A.	nil
Income/(Loss) per share from continuing operations	Basic: $0.84	Basic: ($0.29)	N.A.	Basic: ($0.05)
	Diluted: $0.77	Diluted:($0.28)
Other than the approval of the SEC required under Section 79 of the Corporation Code of the Philippines, no other regulatory requirement is considered a pre-condition to the effectivity of the merger.
The Company and EGS did not receive any fairness opinion or appraisal report materially relating to the merger from any outside party.
Except for, or in connection with, the tender offer for the shares of the capital stock of the Company and the merger referred to above, there is no other past, present or proposed material contract, arrangement, understanding, relationship, negotiation or transaction during the past two fiscal years between EGS or its affiliates and the Company or its affiliates.
There has been no trading in the shares of stock of the Company on the PSE immediately prior to, on, or after March 16, 2009, the date when the approval of the merger by the Board of Directors of the Company was publicly disclosed. Apart from the acquisition of the shares of the Company by EGS on December 18, 2009, there have been no public trades in the Company’s shares of stock on the PSE since December 12, 2008, on which date the closing price for such shares was PhP350.00.
Information on the Company
Further information on the Company is provided in the Management’s Discussion and Analysis and Plan of Operation incorporated in Annex “A”.
Directors and Officers of the Company
Alfredo I. Ayala, Chairman of the Board of Directors since February 10, 2009, Director since February 21, 2000, 47 years old, Filipino.
Mr. Ayala also served as the Company’s chairman of the board from February 21, 2000 until March 11, 2001 and from February 20, 2004 until December 13, 2007. From February 2004 to March 2006, Mr. Ayala also served as the Company’s chief executive officer. Since June 2006, Mr. Ayala has served as chief executive officer of LiveIt Solutions, Inc., a subsidiary of Ayala Corporation, which invests in the business process outsourcing sector. Since May 2006, Mr. Ayala has served as a managing director of Ayala Corporation, a holding company with investments in real estate, financial services, automotive, telecommunications, electronics and information technology, water infrastructure development and management, and international operations. From 1998 to 2004, Mr. Ayala served as chairman of SPI Technologies, Inc., a business process outsourcing firm in Asia. From 2006 to the present, he has served as Chairman of the Business Processing Association of the Philippines. Mr. Ayala holds a B.A. in development studies and economics from Brown University and a M.B.A. from the Harvard Business School.
John R. Harris, President and CEO since April 28, 2006, 60 years old, American.
Mr. Harris has served as president and chief executive officer of eTelecare Global Solutions, Inc. since 2006. Previously, Mr. Harris served as chief executive officer of Seven Worldwide Inc., a business process outsourcing company from November 2003 to January 2004. From 2002 to 2003, Mr. Harris served as chief executive officer of Delinea Corporation, a business process outsourcing company. From 2000 to 2002, Mr. Harris served as chief executive officer of Exolink Corporation, a technology company. From 1973 to 1999, Mr. Harris held a variety of positions, including group vice president and corporate officer of Electronic Data Systems Corporation, or EDS, a provider of IT and BPO services. Mr. Harris holds a B.B.A. and a M.B.A. from West Georgia University.
Richard N. Hamlin, Director since March 10, 2007, 61 years old, American.
Since August 2003, Mr. Hamlin has served as private consultant and investor. From July 2002 to September 2003, he served as the chief financial officer of CommerceQuest, Inc., a business process management software company. From January 2000 to June 2000, Mr. Hamlin served as a partner of KPMG Consulting. Mr. Hamlin served as an audit partner of KPMG from 1979 until January 2000, including service on KPMG’s board of directors from 1994 to 1998. Mr. Hamlin currently serves on the board of directors of Hackett Group, Inc., a business and technology consulting firm. Mr. Hamlin holds a B.S. degree in accounting from Florida State University.
Jaime G. del Rosario, Director since October 12, 2007, 54 years old, Filipino.
From 1994 to his retirement in September 2002, Mr. del Rosario served as the president and managing director of the Philippine operations of Accenture Ltd., formerly known as Andersen Consulting. Mr. del Rosario has an undergraduate degree in industrial engineering from the University of the Philippines and a Master’s Degree in computer science from the Asian Institute of Technology in Bangkok, Thailand.
Robert Davis Noell, Director since December 22, 2008, 30 years old, American.
Mr. Noell joined Providence in 2003 and has been a Vice President therein since January of 2008. He is currently based in Providence’s New York office. Prior to joining Providence in 2003, Mr. Noell had been an Analyst in Deutsche Bank AG’s Media Investment Banking group. Mr. Noell received a Bachelor of Arts with honors from the University of North Carolina at Chapel Hill.
Julie Richardson, Director since December 22, 2008, 45 years old, American.
Ms. Richardson has been Managing Director of Providence Equity LLC (“Providence Equity”), since 2003 and leads its New York office. Ms. Richardson is currently a director of Open Solutions Inc., SunGard Data Systems Inc. and US Investigations Services, Inc. Prior to joining Providence Equity in 2003, Ms. Richardson served as Vice President of JP Morgan’s investment banking division and Chairman of its Telecom,

Media and Technology group. Prior to joining JP Morgan in 1998, Ms. Richardson was a Managing Director at Merrill Lynch, where she worked for more than 11 years. She received a Bachelor of Business Administration from the University of Wisconsin-Madison, and spent a year studying finance at the Stanford Graduate School of Business. Ms. Richardson has served as Chairman of the Dean’s Advisory Board of the University of Wisconsin-Madison and is a member of the executive committee of the Board of Directors of Make-A-Wish Foundation of Metro New York.
Ginaflor C. Oris, Director since December 22, 2008, 41 years old, Filipino.
Ms. Oris has been the Chief Financial Officer of Ayala Corporation’s AC Capital Division since January 2007. She has concurrently been the Chief Financial Office and Treasurer of Azalea Technology Investments, Inc and LiveIt Solutions, Inc., and the Chief Financial Officer of LiveIt Investments Limited. Ms. Oris joined Ayala Corporation in July 1994 as a trainee under the Bank of the Philippines Islands’ Bank Officer Development Program. She holds a B.S. Mathematics major in Computer Science from the Ateneo de Manila University and a Master in Business Management from the Asian Institute of Management. Ms. Oris is a Chartered Financial Analyst.
Matthew T. Gibbs II, Chief Financial Officer since January 5, 2009, 44 years old, American.
Mr. Gibbs was the Managing Partner of MAKA, LLC from January 2007 to December 2008, a company acting as consultant to a private equity firm and a hedge fund and providing operational and financial analysis on potential acquisitions. Previous to this, Mr. Gibbs was with Language Line Services from September 1999 to December 2006 acting as Chief Financial Officer. Mr. Gibbs was a direct report of the CEO and served on the Board of Directors of the company. His financial responsibilities included accounting, treasury, financial planning and analysis, strategic planning and mergers and acquisition work. Both companies operated out of Monterey, California, USA. Mr. Gibbs also worked with The Walt Disney Company from March 1991 to September 1999 with his last position being the Chief Financial Officer of Disney Vacation Club. Mr. Gibbs holds a Master of Business Administration degree from the Babson Graduate School of Business and a Master of Taxation degree as well from the University of Miami.
Gemma M. Santos, Corporate Secretary since the date of incorporation, February 21, 2000, 46 years old, Filipino.
Atty. Santos is senior partner in Picazo Buyco Tan Fider & Santos Law Offices. She is also the corporate secretary of listed companies ATR KimEng Financial Corporation and Vista Land & Lifescapes, Inc. and several other corporations, and Assistant Corporate Secretary of Metro Pacific Investments Corporation. Atty. Santos has been a practicing corporate lawyer since 1986. She graduated from the University of the Philippines with the degrees of Bachelor of Arts and Bachelor of Laws.
Significant Employees
Other executive officers who are expected by the Company to make a significant contribution to its business follow:
Dave Palmer has served as chief operating officer since January 2009. Prior to his appointment, Mr. Palmer served as the Company’s senior vice president, global operations beginning in August 2007. Mr. Palmer also served as the Company’s Vice President, U.S. Operations during 2007. From August 1994 to December 2006, Mr. Palmer served in various operational positions with America Online Inc., including, most recently, Senior Vice President-International Operations and Global Outsourcing.
Glen Dispenziere has served as senior vice president of sales and marketing since December 2005. From 2003 to 2005, Mr. Dispenziere served as vice president of strategic sales and business development at Witness Systems, Inc., a call center/CRM software provider. From 1997 to 2003, Mr. Dispenziere served as a partner at Accenture, a consulting company, where he specialized in CRM and call centers. Mr. Dispenziere holds a B.S. in mechanical engineering from Lehigh University and a M.B.A. in marketing and finance from the College of William & Mary.
Family Relationships
There are no family relationships up to the fourth civil degree either by consanguinity or affinity among directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.
Legal Proceedings
The Company is not aware of any legal proceedings of the nature required to be disclosed under Part IV, paragraph (A)(4) of Annex C of the Implementing Rules and Regulations of the Securities Regulation Code that occurred during the past five years that are material to an evaluation of the ability or integrity of any director, any nominee for election as director or executive officer of the Company. In particular, none of the aforementioned directors and executive officers is or has been involved in any criminal or bankruptcy proceeding, or is or has been subject to any judgment of a competent court barring or otherwise limiting his involvement in any type of business, or has been found to have violated any securities laws during the past five (5) years and up to the latest date.
Information on EGS
EGS was incorporated on November 26, 2008 under the laws of the Republic of the Philippines. Its primary purpose is to acquire and hold, sell, assign, transfer, exchange, lease, let, develop, mortgage, pledge, traffic, deal in and with and otherwise operate, enjoy and dispose of, any and all properties of every kind and description.
As a holding company, its operation has been limited to the acquisition and ownership of the Company’s shares and ADSs, which are its only assets.
There are no legal proceedings to which EGS or any of its affiliates is a party or of which any of its property is subject.
EGS is a privately-held company and its shares are not traded in any public trading market. Its shareholders as of March 16, 2009 are as follows:

Name	Number of Shares Held
EGS Corp.	9,951,989
Alfredo I. Ayala	1
Solomon M. Hermosura	1
Ginaflor C. Oris	1
Maria Teresa D. Mercado-Ferrer	1
Julie Richardson	1
Robert Davis Noell	1
Thura Ko	1
Hector M. De Leon, Jr.	1
Rafael L. Encarnacion	1
Marietta A. Tibayan	1
Franco Aristotle G. Larcina	1
No dividends have been declared by EGS since its incorporation.
The audited financial statements of EGS as of and for the year ended December 31, 2008 is attached hereto as Annex “B”.
Directors and Officers of EGS
The directors and officers of EGS are as follows:
Alfredo I. Ayala, Director since the date of incorporation, November 26, 2008, and President since December 2, 2008, 47 years old, Filipino.
A description of Mr. Ayala’s business experience is provided hereinabove.
Solomon M. Hermosura, Director since the date of incorporation and Corporate Secretary since December 2, 2008, 46 years old, Filipino.
Since September 19, 2008, Mr. Hermosura has served as Vice President of EGS Acquisition Co LLC. Mr. Hermosura has also served as managing director of Ayala Corporation.
Ginaflor C. Oris, Director since the date of incorporation, November 26, 2008, and Treasurer since December 2, 2008, 41 years old, Filipino.
A description of Ms. Oris’ business experience is provided hereinabove.
Julie Richardson, Director since the date of incorporation, November 26, 2008, and Vice President since December 2, 2008, 45 years old, American.
A description of Ms. Richardson’s business experience is provided hereinabove.
Robert Davis Noell, Director since the date of incorporation, November 26, 2008, and Vice President since December 2, 2008, 30 years old, American.
A description of Mr. Noell’s business experience is provided hereinabove.
Thura Ko, Director since the date of incorporation, November 26, 2008, and Vice President since December 2, 2008, 35 years old, British.
Mr. Ko has served as Vice President of EGS Acquisition Co LLC since September 19,

2008, and as Vice President and Corporate Secretary of Providence Equity Asia Limited since 2007. Previously, Mr. Ko was an assistant director at N.M. Rothschild & Sons Limited (Hong Kong).
Maria Teresa D. Mercado Ferrer, Director since the date of incorporation, November 26, 2008, 44 years old, Filipino.
Ms. Ferrer has been a partner in the law firm of SyCip Salazar Hernandez & Gatmaitan since 2003. She graduated from the University of the Philippines with the degrees of Bachelor of Arts and Bachelor of Laws.
Significant Employees
Other executive officers who are expected by EGS to make a significant contribution to its business follow:
Christopher I. Halpin has served as Vice President since December 10, 2008. He is concurrently Vice President of EGS Acquisition Co LLC and a managing director of Providence Equity Asia Limited.
Family Relationships
There are no family relationships up to the fourth civil degree either by consanguinity or affinity among directors, executive officers or persons nominated or chosen by EGS to become directors or executive officers.
Legal Proceedings
EGS is not aware of any legal proceedings of the nature required to be disclosed under Part IV, paragraph (A)(4) of Annex C of the Implementing Rules and Regulations of the Securities Regulation Code that occurred during the past five years that are material to an evaluation of the ability or integrity of any director, any nominee for election as director or executive officer of the Company. In particular, none of the aforementioned directors and executive officers is or has been involved in any criminal or bankruptcy proceeding, or is or has been subject to any judgment of a competent court barring or otherwise limiting his involvement in any type of business, or has been found to have violated any securities laws during the past five (5) years and up to the latest date.
F. ACTION WITH RESPECT TO REPORTS
There are no reports/matters that will be submitted for the approval/ratification of stockholders.
G. VOTING PROCEDURES
a)	The vote required for the approval of:
(1)	Amendments to the Articles of Incorporation — two-thirds of the outstanding capital stock; and

(2)	Merger — two-thirds of the outstanding capital stock.

b)	The method by which votes will be counted — Each stockholder shall have one vote for each share of stock entitled to vote and registered in his name at record date. The officer of the Corporation authorized to count the votes cast shall be the Corporate Secretary.

Voting shall be by viva voce.

PART II
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct. This report is signed in Quezon City on March 26, 2009.

eTELECARE GLOBAL SOLUTIONS, INC.
By:	/s/ Angelita P. Sangalang
ANGELITA P. SANGALANG Compliance Officer/Director of Finance